UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Nine Months ended March 31, 2004

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	March 31, 2004	June 30, 2003
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$229,939	$232,053
Accounts receivable, net	77,289	61,225
Inventory	160,532	80,367
Other assets and prepaids	32,348	11,269

Total current assets	500,108	384,914

Property and equipment, net	106,604	104,404
Investments	199,789	49,168
Other non-current assets	116,712	108,357

Total Assets	$923,213	$646,843

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$80,942	$52,869
Accrued liabilities	87,749	79,573
Income taxes payable	36,916	37,564
Current portion of long term obligations and others	6,919	5,519

Total current liabilities	212,526	175,525

Long term obligations	32,554	39,027

Minority interest in subsidiaries	3,561	3,454

Shareholders’ equity:
Ordinary shares (’000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 81,179 and 79,714 shares	7,923	7,713
Additional paid-in capital	322,596	314,572
Unrealized holding gains on quoted investments	142,499	14,189
Deferred share compensation	(2,538)	(4,305)
Retained earnings	204,092	96,668

Total shareholders’ equity	674,572	428,837

Total Liabilities and Shareholders’ Equity	$923,213	$646,843

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Sales, net	$201,835	$160,617	$613,073	$552,180
Cost of goods sold	132,278	104,365	398,120	356,164

Gross profit	69,557	56,252	214,953	196,016

Operating expenses:
Selling, general and administrative	42,477	37,379	126,902	128,573
Research and development	18,926	14,646	50,564	43,192

Total operating expenses	61,403	52,025	177,466	171,765

Operating income	8,154	4,227	37,487	24,251
Gain (loss) from investments, net	48,319	85	72,826	(6,059)
Interest income and other, net	1,515	886	8,488	2,892

Income before income taxes and minority interest	57,988	5,198	118,801	21,084
Provision for income taxes	(773)	(423)	9,143	(2,425)
Minority interest in loss (income)	(168)	73	(328)	91

Net income	$57,047	$4,848	$127,616	$18,750

Basic earnings per share:	$0.70	$0.06	$1.59	$0.24
Weighted average ordinary shares outstanding (’000)	80,955	79,377	80,460	79,093
Diluted earnings per share:	$0.68	$0.06	$1.53	$0.23
Weighted average ordinary shares and equivalents outstanding (’000)	84,237	80,557	83,519	80,833

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Nine Months Ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$127,180	$18,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	14,853	14,385
Amortisation of intangible assets	2,354	8,668
Deferred stock compensation amortization	1,730	3,070
Minority interest in income (loss)	328	(91)
Equity share in (gain) loss of unconsolidated investments	(1,383)	1,661
Loss (gain) on disposal of fixed assets	465	(71)
Write downs of investments and other non-current assets	3,374	11,599
Gain from investments, net	(15,036)	(6,194)
Profit on deemed disposal of other non-cuurent assets	(23,053)	—
Deferred income taxes, net	(311)	(113)
Gains on disposal of interests in associated company	(38,110)	—

Changes in assets and liabilities, net:
Accounts receivable	(16,064)	21,739
Inventory	(80,165)	8,488
Marketable securities	—	663
Other assets and prepaids	(23,307)	5,052
Accounts payable	28,073	(12,782)
Accrued and other liabilities	8,176	2,189
Income taxes payable	(212)	(8,045)

Net cash (used in) provided by operating activities	(11,108)	68,968

Cash flows from investing activities:
Capital expenditures, net	(17,561)	(12,741)
Proceeds from sale of fixed assets	43	1,747
Proceeds from disposal of interests in associated company	45,372	—
Proceeds from sale of quoted investments	24,053	9,153
Purchase of investments	(11,483)	(5,265)
Increase in other non current assets, net	(14,663)	(4,380)

Net cash provided by (used in) investing activities	25,761	(11,486)

Cash flows from financing activities:
Decrease in minority shareholders’ loan and equity balance	—	(6,690)
Buyout of subsidiary’s minority interest	(84)	(3,992)
Proceeds from exercise of ordinary share options	8,271	2,779
Proceeds from debt obligations	6,943	30,520
Repayment of debt obligations	(10,029)	(19,228)
Repayement of capital leases	(1,676)	(4,033)
Dividends paid	(20,192)	(19,823)
Dividends paid to minority interest	—	(2,065)

Net cash used in financing activities	(16,767)	(22,532)

Net (decrease) increase in cash and cash equivalents	(2,114)	34,950
Cash and cash equivalents at beginning of fiscal year	232,053	166,917

Cash and cash equivalents at end of the period	$229,939	$201,867

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2003 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2003 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and nine months period ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS (in US$’000)

	March 31, 2004	June 30, 2003
Other intangible assets	$40,082	$33,682
Accumulated amortization	(27,271)	(24,917)

Other intangible assets, net	12,811	8,765
Goodwill	91,976	91,976
Other non-current assets	11,925	7,616

	$116,712	$108,357

Creative performs its annual impairment review of goodwill in the fourth quarter of the fiscal year. However, during the quarter, management noted that the revenue for the reporting unit that was assigned the goodwill came below expectations in the first three quarters of the year, owing to a delay in the launch of new product. As this may impact the fair value of this reporting unit, the Company performed a stage 1 impairment review of the goodwill as at March 31, 2004, by comparing the fair value of the reporting unit to its book value including goodwill, in accordance with the requirements of Statement of Financial Accounting Standard 142 “Goodwill and Other Intangible Assets”. Based on the result of this review, the fair value of the reporting unit still exceeds its book value, and therefore goodwill is considered not impaired.

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	March 31, 2004	June 30, 2003
Raw materials	$54,513	$20,189
Work in progress	9,502	2,918
Finished products	96,517	57,260

	$160,532	$80,367

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the nine months ended March 31, 2004 was as follows (in US$’000):

March 31, 2004
Balance as of June 30, 2003	$2,835
Accruals for warranties issued during the period	6,092
Accruals related to pre-existing warranties (include changes in estimates)	(149)
Settlements made (in cash or in kind) during the period	(3,222)

Balance as of March 31, 2004	$5,556

NOTE 5 – INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in note 12, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 6 – INVESTMENTS IN ASSOCIATED COMPANY

In August 2003, SigmaTel, Inc (“SigmaTel”), an equity-method investee of Creative, completed an initial public offering of its common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose of any of its shareholdings in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

In February 2004, Creative disposed of 1.9 million shares of SigmaTel common stock in a follow-on public offering. Net proceeds from the disposal of these shares was about $45 million and the net investment gain recognized in Creative’s results of operations in the quarter ended March 31, 2004 was $38 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, and as such, SigmaTel was no longer considered an equity-method investee company. The investment in SigmaTel was carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

NOTE 7 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003

Weighted average ordinary shares outstanding	80,955	79,377	80,460	79,093
Weighted average dilutive stock options outstanding	3,282	1,180	3,059	1,740

Weighted average ordinary shares and equivalent outstanding	84,237	80,557	83,519	80,833

NOTE 8 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative’s initial Pioneer Certificate expired in March 2000 and was granted a new Pioneer Certificate under the International Headquarters Award. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The new Pioneer Certificate will expire in March 2010. The Singapore corporate income tax rate of 20% is applicable to the current year’s profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, the current year to date tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004.

NOTE 9 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Net income	$57,047	$4,848	$127,616	$18,750

Unrealized (loss) gain on quoted investments	123,693	(2,903)	128,310	(15,957)

Total comprehensive income	$180,740	$1,945	$255,926	$2,793

NOTE 10 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
As of June 30, 2003	26.3	$13
Nine months ended March 31, 2004	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on November 26, 2003, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.1 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 11 – EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of Creative’s stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Net income, as reported	$57,047	$4,848	$127,616	$18,750

Less: Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(534)	(1,476)	(2,442)	(6,142)

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	531	810	1,730	3,067

Pro forma net income	57,044	4,182	126,904	15,675

Earnings per share:
Basic – as reported	0.70	0.06	1.59	0.24

Basic – pro forma	0.70	0.05	1.58	0.20

Diluted – as reported	0.68	0.06	1.53	0.23
Diluted – pro forma	0.68	0.05	1.52	0.20

NOTE 12 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2003 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended March 31, 2004, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment market, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results may not be indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002
Sales, net	$201,835	$250,422	$160,816	$149,589	$160,617	$230,940	$160,623	$182,572
Cost of goods sold	132,278	161,494	104,348	96,788	104,365	149,169	102,630	122,291

Gross profit	69,557	88,928	56,468	52,801	56,252	81,771	57,993	60,281

Operating expenses:
Selling, general and administrative	42,477	47,108	37,317	34,266	37,379	49,039	42,155	42,815
Research and development	18,926	16,800	14,838	15,583	14,646	13,279	15,267	10,748
Other charges (1)	—	—	—	—	—	—	—	26,080

Operating income (loss)	8,154	25,020	4,313	2,952	4,227	19,453	571	(19,362)

Net gain (loss) from investments	48,319	937	23,570	10	85	172	(6,316)	(29,845)
Interest income and other, net	1,515	5,259	1,714	1,972	886	1,199	807	2,289

Income (loss) before income taxes and minority interest	57,988	31,216	29,597	4,934	5,198	20,824	(4,938)	(46,918)
Provision for income taxes	(773)	10,433	(517)	(295)	(423)	(1,945)	(57)	(1,012)
Minority interest in (income) loss	(168)	(165)	5	(12)	73	—	18	(436)

Net income (loss)	$57,047	$41,484	$29,085	$4,627	$4,848	$18,879	$(4,977)	$(48,366)

Basic earnings (loss) per share	$0.70	$0.52	$0.36	$0.06	$0.06	$0.24	$(0.06)	$(0.65)

Weighted average ordinary shares outstanding (’000)	80,955	80,522	79,902	79,527	79,377	79,026	78,877	74,375

Diluted earnings (loss) per share	$0.68	$0.50	$0.35	$0.06	$0.06	$0.23	$(0.06)	$(0.65)

Weighted average ordinary shares and equivalents outstanding (’000)	84,237	83,683	82,638	80,906	80,557	80,699	78,877	74,375

	Unaudited data for quarters ended (as a percentage of sales)
	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	66	64	65	65	65	65	64	67

Gross profit	34	36	35	35	35	35	36	33

Operating Expenses:
Selling, general and administrative	21	19	23	23	23	21	26	24
Research and development	9	7	9	10	9	6	10	6
Other charges (1)	—	—	—	—	—	—	—	14

Operating income (loss)	4	10	3	2	3	8	—	(11)

Net gain (loss) from investments	24	1	15	—	—	—	(4)	(16)
Interest income (expense) and other, net	1	2	1	1	1	1	1	1

Income (loss) before income taxes and minority interest	29	13	19	3	4	9	(3)	(26)

Provision for income taxes	(1)	4	(1)	—	(1)	(1)	—	(1)
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net income (loss)	28%	17%	18%	3%	3%	8%	(3)%	(27)%

1.	Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs.

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2003 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Net sales for the third quarter of fiscal 2004 increased by 26% compared to the same quarter in the prior fiscal year. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio, speakers and personal digital entertainment (“PDE”) products outside the personal computer (“PC”) box. Audio product sales (Sound Blaster audio cards and chipsets) in the third quarter of fiscal 2004 decreased by 12% compared to the same quarter in fiscal 2003. The decrease was primarily due to a drop off in sales of low-end audio products. As a percentage of sales, audio product sales decreased from 34% in the third quarter of fiscal 2003 to 24% in the third quarter of fiscal 2004. Sales of speakers in the third quarter of fiscal 2004 increased by 12% compared to the same quarter in the prior fiscal year, primarily due to higher demand for high end speakers. As a percentage of sales, speaker sales decreased from 25% of sales in the third quarter of fiscal 2003 to 22% of sales in the third quarter of fiscal 2004. Sales of PDE products, which include digital audio players and digital cameras, increased by 121% in the third quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and represented 33% of sales in the third quarter of fiscal 2004 compared to 19% of sales in the same quarter in fiscal 2003. The substantial increase was driven by strong demand for the NOMAD MuVo, NOMAD Jukebox Zen and MuVo2 4GB. Sales of graphics products in the third quarter of fiscal 2004 were 5% lower than the same quarter in the prior fiscal year and represented 9% of sales in the third quarter of fiscal 2004, compared to 11% in the same quarter in fiscal 2003. Sales of communication products increased by 24% in the third quarter of fiscal 2004 compared to the same quarter in fiscal 2003 and as a percentage of sales, communication products remained as 3% of sales in the third quarter of fiscal 2004 and fiscal 2003. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items, increased by 48% in the third quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and represented 9% of sales in the third quarter of fiscal 2004 compared to 8% of the introduction in the same quarter of fiscal 2003. The increase was due to the introduction of new products, such as mice and keyboards, in fiscal 2004.

Gross profit, as a percentage of sales, was 34.5% in the third quarter of fiscal 2004 compared to 35.0% in the same quarter in the prior fiscal year. The gross profit for the third quarter of fiscal 2004 dropped slightly due to increased OEM and ODM revenues and a shift in product mix.

Selling, general and administrative (“SG&A”) expenses increased by 14% in the third quarter of fiscal 2004 compared to the same quarter in the prior fiscal year, in line with the increase in revenues and activities. As a percentage of sales, SG&A expenses were 21% in the third quarter of fiscal 2004, compared to 23% in the same quarter of fiscal 2003. Creative’s research and development (“R&D”) expenses increased by 29% in the third quarter of fiscal 2004 compared to the same quarter in fiscal 2003. The increase was mainly attributable to an increase in spending for product development. As a percentage of sales, R&D expenses remained at 9% of sales in the third quarter of fiscal 2004 and compared to the third quarter of fiscal 2003.

Net investment gains for the third quarter of fiscal 2004 was $48.3 million. For the third quarter of fiscal 2003, investment gain was negligible. The investment gain in the third quarter of fiscal 2004 comprised a net gain of $48.8 million from sales of investments offset by permanent write-downs of unquoted investment of $0.5 million. In the third quarter of fiscal 2003, net gain from sales of investments was $2.5 million and permanent write-downs of quoted and unquoted investments was $2.4 million. Interest and other income increased by $0.6 million to $1.5 million in the third quarter of fiscal 2004 compared to $0.9 million in the same quarter of the prior fiscal year. The increase was mainly due to a share of associated companies’ profits of $1.1 million in the third quarter of fiscal 2004 compared to a $1.3 million loss from associated companies in the third quarter of fiscal 2003. The increase was offset by an exchange loss of $1.2 million in the third quarter of fiscal 2004 compared to an exchange gain of $2.1 million in the third quarter of fiscal 2003.

The tax provision for the third quarter of fiscal 2004 as a percentage of operating income, interest was 8% compared to 10% in the same quarter of fiscal 2003. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

Nine Months Ended March 31, 2004 Compared to Nine Months Ended March 31, 2003

Sales for the first nine months of fiscal 2004 increased by 11% compared with the first nine months of the prior fiscal year. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio, speakers and PDE products outside the PC box. Audio product sales (Sound Blaster audio cards and chipsets) declined by 14% compared with the first nine months of the prior fiscal year and, as a percentage of sales, represented 27% of sales in the nine-month period ended March 31, 2004, compared to 34% of sales in the comparable period in the prior fiscal year. The decrease in audio sales was primarily due to a drop off in sales of low-end audio products. Sales of speakers increased by 14% in the first nine months of fiscal year 2004 compared to the same period in prior fiscal year mainly due to strong demand for new models of multi-multimedia speakers. As a percentage of sales, speaker sales was 24% of sales in the first nine months of fiscal 2004 compared to 23% in the first nine months of fiscal 2003. Sales of PDE products, which include digital audio players and digital cameras, increased by 85% compared to the first nine months of fiscal 2003 and comprised 29% of sales for the first nine months of fiscal 2004 compared with 18% of sales in the comparable period in fiscal 2003. The significant increase was driven by the strong demand for the NOMAD MuVo, NOMAD Jukebox Zen and MuVo2 4GB. Sales of graphics products in the first nine months of fiscal 2004 decreased by 14% compared to the first nine months of the prior fiscal year, and as a percentage of sales, decreased from 12% to 9% of sales. Sales of communication products decreased by 35% in the first nine months of fiscal 2004 compared to the same period in fiscal 2003, and as a percentage of sales, decreased from 6% to 4% of sales. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items as a percentage of sales was 8% of sales in the first nine months of fiscal 2004 compared with 7% in the corresponding period in the last fiscal year.

Gross profit for the nine-month period ended March 31, 2004 was 35.1% of sales compared to 35.5% in the nine-month period ended March 31, 2003. Creative was able to maintain a relatively high level of gross margin primarily due to its business strategy of shifting away from low-margin and high-risk products and focusing on products outside the PC box.

SG&A expenses for the nine-month period ended March 31, 2004 decreased marginally by 1% compared to the same period in the prior fiscal year. As a percentage of sales, SG&A expenses were 21% of sales for the nine-month period ended March 31, 2004 and 23% for the same period in the prior fiscal year. The lower SG&A expenses were mainly due to management’s on-going cost cutting efforts to reduce the company’s operating expenses. R&D expenses increased by 17% for the first nine month of fiscal 2004 compared to the same period in prior fiscal year. But as a percentage of sales, R&D expenses remained at 8% of sales for the nine-month period ended March 31, 2004 compared to the nine month period ended March 31, 2003. The increase in R&D expenses was primarily attributable to an increase in resources to develop new products.

Net investment gain of $72.8 million for the nine-month period ended March 31, 2004 comprised $53.1 million gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in an associated company offset by $3.4 million in permanent write-downs of unquoted investments. The “deemed disposal” of interests in an associated company resulted from the initial public offering of the associated company’s common stock in the United States. As a result of that company’s initial public offering, Creative’s ownership percentage in the associated company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of the associated company as a result of the initial public offering. Net investment loss of $6.1 million for the nine-month period ended March 31, 2003, comprised $11.6 million in losses from write-downs of quoted and unquoted investments, offset partially by net gains from sale of investments of $5.5 million. Interest and other income for the first nine months of fiscal 2004 was $8.5 million compared to $2.9 million for the same period in fiscal 2003. The increase in interest and other income was due to increased net interest income, which increased from $0.8 million in the first nine months of fiscal 2003 to $2.1 million in the first nine months of fiscal 2004, an exchange gain, which increased from $3.2 million in the first nine months of fiscal 2003 to $4.6 million for the first nine months of fiscal 2004, and Creative’s share of associated companies’ profits increased by $3.0 million to $1.4 million for the nine-month period ended March 31, 2004. For the first nine months of fiscal 2003, Creative’s share of associated companies’ results was a loss of $1.6 million.

Creative was granted a new Pioneer Certificate under the International Headquarters Award, where profits arising from qualifying activities will be exempted from income tax in Singapore. The Singapore corporate income tax rate of 20% is applicable to the current year’s profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, tax write-back includes a $12.3 million reversal of income taxes for the first nine months of fiscal 2004. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. Excluding a $12.3 million reversal of income taxes, Creative’s provision for income taxes for the first nine months of fiscal 2004 as a percentage of operating income was 8% compared to 10% in the prior fiscal year. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2004 decreased by $2.1 million to $229.9 million, compared to the balance of $232.1 million at June 30, 2003. Cash used in operating activities of $11.1 million relates mainly to adjustments for non-cash items of $54.8 million, a $80.2 million net increase in inventory to support the launch of new products, and a $39.4 million increase in accounts receivable and other assets and prepaids. Operating cash usage was offset in part by contributions from a net increase of $36.2 million in accounts payable and accrued and other liabilities. The $54.8 million of adjustments in non-cash items to net income include depreciation and amortization of $17.2 million and a non-cash gain of $23.1 million arising from the deemed disposal of interests in an associated company, see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.” Also included in the non-cash items was $53.1 million of gain from the disposal of investments and interests in associated company. The $25.8 million provided by investing activities was mainly proceeds of $69.4 million from the sale of investments and interests in an associated company, offset partially by net capital expenditures of $17.6 million, the purchase of investments of $11.5 million and a net increase in other non current assets of $14.7 million, relating to the costs of new technologies acquired and additional investments in associated companies. Cash used in financing activities of $16.8 million was mainly due to dividend payments of $20.2 million to shareholders and repayment of $10.0 million for debt obligations, offset partially by an increase in long-term obligations of $6.9 million and proceeds of $8.3 million from the exercise of share options.

As of March 31, 2004, in addition to its cash reserves and excluding a long-term loan, Creative had unutilized credit facilities totaling approximately $94.2 million for overdrafts, guarantees, letters of credit and fixed short-term loan. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative’s existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of March 31, 2004:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$28,664	$3,590	8,019	7,181	9,874
Capital Lease Obligations	7,862	3,233	4,622	7	—
Operating Leases	38,448	9,843	12,237	3,344	13,024
Unconditional Purchase Obligations	88,718	88,718	—	—	—
Other Long Term Obligations	1,691	1,618	73	—	—

Total Contractual Cash Obligations	$165,383	$107,002	$24,951	$10,532	$22,898

As of March 31, 2004, Creative has utilized approximately $2 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, Emerging Issues Task Force (“EITF”) 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Implication to Certain Investments” was issued by the FASB. A consensus was reached in April 2004 which requires the use of a more detailed criteria to evaluate whether an investment is other-than-temporarily impaired and additional disclosures about unrealized losses on available-for-sale and held-to-maturity debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company must first determine whether the investment is impaired and whether the impairment is other-than-temporary. If so, an impairment loss is to be recognized in earnings. The accounting guidance should be applied in reporting periods beginning after June 15, 2004 and disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003. The adoption of EITF 03-1 is not expected to have a material impact on the Company’s financial condition and results of operations on the date of adoption.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of March 31, 2004, would have a $19.7 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the nine months period ended March 31, 2004 included $3.4 million of losses from write-downs of unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% change in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at March 31, 2004. Included in interest and other expenses for the three and nine month periods ended March 31, 2004, are exchange losses of $1.2 million and exchange gains of $4.6 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at March 31, 2004, expressed in US$ per one S$ and Euro were 0.5984 and 1.233, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: June 17, 2004